Exhibit 99.1

Trip.com Group Announces Results of Extraordinary General Meeting on March 18, 2021

Shanghai, China, March 18, 2021 - Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that the following proposed resolutions submitted for shareholder approval has been adopted as an ordinary resolution at its extraordinary general meeting of shareholders held in Shanghai today:

Each of the Company’s issued and unissued ordinary shares of a nominal or par value of US$0.01 each in the capital of the Company be and is hereby subdivided into eight (8) ordinary shares of a nominal or par value of US$0.00125 each in the capital of the Company, effective from March 18, 2021 (“Share Subdivision”).

The Company also announced that, concurrently with the effectiveness of the Share Subdivision, the ratio of ADS to ordinary share will be adjusted from eight (8) ADSs representing one (1) ordinary share to one (1) ADS representing one (1) ordinary share (the “ADS Ratio Change”). Accordingly, for Trip.com Group’s ADS holders, because the Share Subdivision and ADS Ratio Change are exactly proportionate, the percentage interest in the Company represented by each ADS will not be altered, and the impact on the Company’s per-ADS trading price on Nasdaq is neutral. Holders of ADSs need not take any action in regard to the ADS Ratio Change.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@trip.com